UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K



[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

                  For the fiscal year ended: December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15[d] OF THE SECURITIES EXCHANGE ACT OF 1934


              For transition period from __________ to ___________


                         Commission file number 1-13648


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Balchem Corporation 401(k)/Profit Sharing Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Balchem Corporation
                                   PO Box 175
                              Slate Hill, NY 10973

                              REQUIRED INFORMATION

Financial Statements:

4. In lieu of requirements of Items 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the plan's fiscal year ended December 31, 2001 are presented herein.


Exhibits:

23.        Consent of KPMG LLP, independent auditors

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN


                                Table of Contents


                                                                      Page

Independent Auditors' Report                                            1
Statements of Net Assets Available for Plan Benefits -
December 31, 2001 and 2000                                              2
Statements of Changes in Net Assets Available for Plan Benefits -
Years ended December 31, 2001 and 2000                                  3

Notes to Financial Statements                                           4

Supplemental Schedules

Schedule H, Part IV, Line 4(i) - Schedule of Assets Held
at End of Year                                                          10

Schedule G, Part III - Non-Exempt Transactions                          11

                          Independent Auditors' Report

Plan Administrator
Balchem Corporation 401(k)/Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of Balchem Corporation 401(k)/Profit Sharing Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year as of December 31, 2001 and non-exempt transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                  /s/ KPMG LLP
                                  ------------
                                  KPMG LLP


June 6, 2002
Short Hills, New Jersey

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2001 and 2000


                                                     2001             2000
                                                  ----------       ---------
Assets:
  Investments                                     $5,886,820       4,815,052
  Participant loans                                  104,691         137,970
  Receivables:
     Employer's contribution                         274,806         217,731
     Participants' contributions                      35,880          32,786
     Interest                                            657           1,012
                                                  ----------       ---------
        Total assets                              $6,302,854       5,204,551
                                                  ==========       =========

See accompanying notes to financial statements.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 2001 and 2000



                                                                       2001               2000
                                                                    -----------       -----------
Additions:
 Investment income (loss):
  Interest                                                          $    57,412            39,785
  Dividends                                                               3,512            48,999
  Net appreciation (depreciation) in fair value of investments          107,259          (267,656)
                                                                    -----------       -----------


                                                                        168,183          (178,872)
                                                                    -----------       -----------

Contributions:
  Participants                                                          863,038           533,311
  Employer                                                              464,298           350,275
                                                                    -----------       -----------

                                                                      1,327,336           883,586
                                                                    -----------       -----------

        Total additions                                               1,495,519           704,714
                                                                    -----------       -----------

Deductions:
  Benefits paid to participants                                        (365,943)         (400,433)
  Fees                                                                   (2,345)           (2,105)
  Other, net                                                            (28,928)            9,559
                                                                    -----------       -----------
        Total deductions                                               (397,216)         (392,979)
                                                                    -----------       -----------
        Net increase in net assets available for plan benefits        1,098,303           311,735
Net assets available for plan benefits at beginning of year           5,204,551         4,892,816
                                                                    -----------       -----------


Net assets available for plan benefits at end of year               $ 6,302,854         5,204,551
                                                                    ===========       ===========


See accompanying notes to financial statements.

                 BALCHEM CORPORATION 401(k)/PROFIT SHARING PLAN

            Notes to Financial Statements December 31, 2001 and 2000



(1) Description of the Plan

     The following description of the Balchem Corporation 401(k)/Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is principally a participant-directed, defined contribution plan covering all active employees of Balchem Corporation (the Company) who have 60 days of service, as defined, and are 18 years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     The Company pays administrative and record-keeping fees for the Plan. Plan participants are required to pay fees for participant loans and certain brokerage fees for transactions pertaining to investments in Balchem Corporation Common Stock.

     Contributions

     Each year, participants may contribute up to 15% of pretax annual compensation, as defined. Such amounts may be limited by the maximum amounts allowed under Internal Revenue Service regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The employer matching contributions equal 35% of each participant's elected contribution up to $3,500, and the Company may make discretionary company profit-sharing contributions. Matching contributions are made in company stock on a monthly basis based upon the closing price of the stock on the last trading day of each month and are subject to the vesting schedule described below. Included in employers' contribution receivable as of December 31, 2001 and 2000 were discretionary company profit-sharing contributions made in January 2002 and 2001 for the 2001 and 2000 plan years totaling $263,202 and $207,994, respectively.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocations of the Company's matching contributions and plan earnings or losses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting

     Participants are 100% vested in their contributions plus actual earnings or losses thereon. Vesting in the Company contribution portion of their accounts plus actual earnings or losses thereon is based on years of continuous service, as defined. A participant becomes 100% vested after two years of service, except for employees hired as part of the Company's June 1, 2001 acquisition of certain assets of DCV, Inc. and its affiliate, DuCoa L.P., whose prior credited service is used in determining the vested portion of such matching contributions.




                                     4                               (Continued)

                 BALCHEM CORPORATION 401(k)/PROFIT SHARING PLAN

            Notes to Financial Statements December 31, 2001 and 2000



Investment Options

Upon enrollment in the Plan, participants may direct employee contributions to any of the following options, administered by Connecticut General Life Insurance Company (CIGNA). Employer matching and discretionary contributions are made in company stock and are directed to the Balchem Corporation Common Stock Fund:

     Guaranteed Income Fund - A fixed income fund that seeks to provide competitive yields relative to comparable guaranteed fixed income investment funds. The fund offers predictability of investment return. The fund invests primarily in intermediate-term bonds and commercial mortgages within Connecticut General Life Insurance Company's general account.

     Janus Adviser Balanced Account - A mutual fund which seeks long-term capital growth consistent with preservation of capital and balanced by current income, by investing in a combination of equity and fixed income securities.

     CIGNA Lifetime Funds - Lifetime funds are a family of funds based on the lifecycle approach to investing - that different bond/stock mixes are appropriate for individuals at different stages of their life. The objective of the funds varies in keeping with the investment timeline, which uses the participant's age as indicator of time remaining to retirement.

     Large Cap Growth/Morgan Stanley Fund - A mutual fund, managed by Morgan Stanley Dean Witter, whose investment strategy seeks to provide capital appreciation with minimal focus on income. The performance objective is to outperform the S&P 500 Index over full market cycles.

     S&P 500 Index Fund - This fund is constructed to reflect the composition of the S&P 500 Index. It seeks to provide long-term growth of capital and income.

     Large Cap Value/John A. Levin & Co. Fund - This fund seeks to consistently achieve capital appreciation, capture high rates of return and avoid major losses while remaining fully invested in the market. To achieve this, the investment style emphasizes the preservation of capital, avoidance of risk and control of volatility.

     Aim Value Account - A mutual fund that seeks to provide long-term growth of capital by investing primarily in equity securities judged by the portfolio managers to be undervalued. The generation of income is secondary.

     INVESCO   Dynamics  -  A  mutual  fund  which  seeks  to  provide   capital
     appreciation. To minimize risk, the portfolio managers invest in a multitude of companies in a variety of industries.

     Small Cap Growth/Times Square Fund - A mutual fund that seeks to achieve long-term capital appreciation by investing primarily in the common and preferred stock of growing US Companies involved in new product development and technological breakthroughs.


                                        5                            (Continued)

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

                          Notes to Financial Statements
                           December 31, 2001 and 2000



     Janus Adviser Worldwide Growth Account - A fund which seeks long-term growth of capital in a manner consistent with the preservation by investing in foreign as well as domestic securities.

     Balchem Corporation Common Stock - Contributions may be invested in common stock of Balchem Corporation. Investments in this fund are limited to 10% of a participant's contribution.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms extend up to five years or in excess of five years for the purchase of a primary residence. The loans are secured by the balance in the participants' accounts and bear interest at the prime rate plus 2%.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, the participant may elect to receive annual installments over a period not to exceed the participant's lifetime, or the joint lifetime of the participant and the participant's spouse, or an annuity contract.

Forfeited Accounts

Forfeited balances of terminated participants' nonvested accounts are allocated to all active participant accounts as of the last day of the plan year. Forfeited nonvested accounts totaled $10,786 and $8,245 at December 31, 2001 and 2000, respectively.

(2) Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Risks and Uncertainties

The assets of the Plan at December 31, 2001 and 2000 are primarily financial instruments which are monetary in nature. Accordingly, interest rates and market fluctuations have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index.

The investments are subject to risk conditions of the individual investments' objectives, the stock market, interest rates, economic conditions and world affairs.



                                        6                            (Continued)

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

            Notes to Financial Statements December 31, 2001 and 2000



Investment Valuation and Income Recognition

Investment securities held in the Plan's funds are stated at fair value determined from publicly quoted market prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that could affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

On January 1, 2001, the Plan adopted Statement of Financial Accounting Standards
(SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," and in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (collectively, SFAS No. 133). The adoption of the above statements did not have a significant impact on the financial statements of the Plan.

(3) Investments

     Investments at December 31, 2001 and 2000 consisted of:

                                                       2001              2000
                                                    ----------        ---------
               Cash equivalents                     $1,048,856          704,065
               Mutual funds                          3,383,997        3,338,410
               Common stock                          1,453,967          775,577
               Participant loans                       104,691          134,970
                                                    ----------        ---------
                                                    $5,991,511        4,953,022
                                                    ==========        =========

     The following investments individually represent 5% or more of the Plan's net assets:

                                                         2001           2000
                                                      ----------     ----------
               Balchem Corporation Common Stock       $1,453,967        775,557
               Guaranteed Income Fund                  1,048,856        702,085
               Janus Adviser Balanced Account            642,395        556,902
               S&P 500 Index Fund                      1,655,841      1,849,213
               Janus Adviser Worldwide Growth Account    324,734        408,189
               Cigna Lifetime 40                         420,468        428,452
                                                      ==========     ==========


                                        7                            (Continued)

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

                          Notes to Financial Statements
                           December 31, 2001 and 2000



During the years ended December 31, 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:


                                            2001                2000
                                         -----------         -----------
Mutual funds                             $  (422,541)          (541,726)
Common stock                                 529,800            274,070
                                         -----------         -----------
                                         $   107,259           (267,656)
                                         ===========         ===========

(4)  Nonparticipant-directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                            December 31
                                                    --------------------------
                                                       2001            2000
                                                    ----------      ----------
             Net assets - Balchem Corporation
               Common Stock                         $1,453,967         775,577
                                                    ==========      ==========


                                                      Year ended December 31
                                                    --------------------------
                                                       2001            2000
                                                    ----------      ----------
             Change in net assets:
               Contributions                        $  241,747         199,829
               Dividends                                 4,076           2,184
               Net appreciation                        529,800         274,070
             Benefits paid to participants             (79,012)        (32,400)
             Fees                                         (825)           (199)
             Transfers to participant-directed
               investments                             (17,396)        (17,046)
                                                    ----------      ----------
                    Net increase                       678,390         426,438

             Net assets at beginning of year           775,577         349,139
                                                    ----------      ----------
                    Net assets at end of year       $1,453,967         775,577
                                                    ==========      ==========


     A portion of the Balchem Corporation Common Stock Fund is participant-directed.



                                        8                            (Continued)

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

                          Notes to Financial Statements
                           December 31, 2001 and 2000



(5) Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(6) Income Tax Status

     The Plan has received a favorable determination letter dated March 22, 1999 from the Internal Revenue Service ruling that it is a qualified plan pursuant to the appropriate section of the Internal Revenue Code (IRC) and, accordingly, the earnings of the underlying trust of the Plan are not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications. The Plan's administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Withdrawn Participants

     Amounts allocated to participants who are no longer employed with the Company but have not elected to withdraw from the Plan were $768,944 and $826,393 at December 31, 2001 and 2000, respectively.

                                                                      Schedule 1

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

               Schedule H, Part IV, Line 4(i) - Schedule of Assets
                               Held at End of Year

                                December 31, 2001
                                                                     Market
                                                                     value
                                                                 --------------
Guaranteed Income Fund                                             $1,048,856
Janus Adviser Balanced Account                                        642,395
Cigna Lifetime 60                                                       9,445
Cigna Lifetime 50                                                       3,536
Cigna Lifetime 40                                                     420,468
Cigna Lifetime 30                                                      38,711
Cigna Lifetime 20                                                       1,071
Large Cap Growth/Morgan Stanley Fund                                   26,801
S&P 500 Index Fund                                                  1,655,841
Aim Value Account                                                      44,798
Large Cap Value/John A. Levin & Co. Fund                               60,332
INVESCO Dynamics                                                       87,763
Small Cap Growth/Times Square Fund                                     68,102
Janus Adviser Worldwide Growth Account                                324,734
Balchem Corporation Common Stock*                                   1,453,967
Participant loans (interest rates range from 9.25% to 11.50%)         104,691
                                                                   ----------
Total                                                              $5,991,511
                                                                   ==========


* The cost basis of the Balchem Corporation Common Stock Fund at December 31, 2001 was $886,840.

                                                                      Schedule 2

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

                 Schedule G, Part III - Non-Exempt Transactions

                          Year ended December 31, 2001



     (a)    Identity of party involved:                               Balchem Corporation

     (b)    Relationship to plan, employer, or other party-
            in-interest:                                              Plan Sponsor

     (c)    Description of transaction including maturity
            date, rate of interest, collateral, par or maturity
            value:                                                    The Plan Sponsor inadvertently held
                                                                      employee contributions from the June 1,
                                                                      2001 and July 31, 2001 payroll cycles. The
                                                                      June 1, 2001 contributions were not de-
                                                                      posited into the Plan until June 28, 2001 and
                                                                      the July 31, 2001 contributions were not de-
                                                                      posited into the Plan until August 27, 2001.
                                                                      Total contributions amounted to $89,066.
                                                                      The Plan Sponsor will file the Form 5330
                                                                      and pay the excise taxes on the prohibited
                                                                      transactions. The Plan Sponsor will also
                                                                      pay the estimated lost earnings on these
                                                                      employee contributions as a contribution in
                                                                      2002.

     (d)    Purchase price:                                           N/A

     (e)    Selling price:                                            N/A

     (f)    Lease rental:                                             N/A

     (g)    Expenses incurred in connection with
            transaction:                                             --

     (h)    Cost of asset:                                            N/A

     (i)    Current value of asset:                                   Unknown

     (j)    Net gain (loss) on each transaction                       N/A


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date: June 28, 2002                         BALCHEM CORPORATION
                                            401(k)/Profit Sharing Plan


                                            By:   Balchem Corporation,
                                                  Plan Administrator



                                            By:   /s/ Dino A. Rossi
                                                  -------------------------
                                                  Dino A. Rossi, President,
                                                  Chief Executive Officer

Exhibit 23


                      EXHIBIT INDEX

Exhibit No.        Exhibit Description
-----------        -------------------

23                 Consent of KPMG LLP